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                                                                    EXHIBIT 99.1


                                 March 26, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

Arthur Andersen LLP ("Andersen") has represented to Lear Corporation that their audit of Lear Corporation's consolidated financial statements, included in our filing on Form 10-K for our fiscal year ended December 31, 2001, was subject to Andersen's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.


Very truly yours,


/s/ David C. Wajsgras


David C. Wajsgras
Senior Vice President and Chief Financial Officer
Lear Corporation